News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Launches Social Media Presence and New Website

December 6, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) invites investors and community stakeholders to visit the Company’s new website at www.novagold.net and to connect with NovaGold at its new social media sites on Twitter, Facebook, YouTube and the Corporate Blog.

One of NovaGold’s core values is communication. We are committed to open and honest communication within the Company, with shareholders and with local communities. NovaGold’s senior team frequently attends industry and investor conferences and meets with institutional investors around the world, and NovaGold’s technical team works at project sites and speaks at industry conferences. The Company published its first sustainability report in 2010 and continues to expand its sustainability and reporting initiatives. We would like to share information about these events and initiatives with our investors and community stakeholders, and are introducing new communication forums that allow stakeholders to engage more effectively with the NovaGold team.

The new website design is more interactive, with interviews and webcasts, a calendar of upcoming events, project highlights, an expanded responsible mining section, an opportunity to meet the NovaGold team, and NovaGold news releases and corporate and financial reports. The Ask the CEO section provides answers to the most common questions and you can submit a question for NovaGold’s President & CEO, Rick Van Nieuwenhuyse. All questions will be answered and the most common and perceptive questions will be added to the website. Of course, what other people are saying about the Company can often be just as informative as what we’re saying about ourselves, so we’ve included media coverage about NovaGold and interviews with our senior team. And to put it all in context, an industry news section offers insight into industry and global economic factors that may have an influence on NovaGold.

NovaGold’s new Twitter, Facebook and YouTube pages communicate this information in a more informal fashion, and the Corporate Blog offers deeper insight into news and events that affect NovaGold and the mining industry. We hope that our retail investors and community partners will visit these sites and post their comments and questions, allowing us the opportunity to engage with the individuals that are so crucial to NovaGold’s success. Our intention is to give stakeholders a venue to communicate with the NovaGold team. We will listen to your questions and comments and consider your suggestions as we continue to advance our projects and expand our sustainability programs.

“Social media gives us an exciting opportunity to provide new forums for investor and stakeholder engagement,” said Rick Van Nieuwenhuyse. “NovaGold is committed to open, two-way communication, and we hope our investors and community partners will take this opportunity to engage with the Company and provide their feedback and questions. On behalf of the NovaGold team, I extend my thanks to our investors and partners for their loyalty and support, and we look forward to a prosperous New Year.”

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227